SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2005

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefónica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1.	Letter to the Buenos Aires Stock Exchange dated August 9, 2005, informing of the approved financial statements and other documentation corresponding to the six-month period ended as of June 30th, 2005.

2.	Letter to the Buenos Aires Stock Exchange dated August 9, 2005, regarding a program of extraordinary incentives for management.

Item 1
Telefónica de Argentina S.A.

Buenos Aires, August 9th, 2005

To the President of
 Bolsa de Comercio de Buenos Aires

Ref.: Information of Section 63 Listing Regulation

Dear Sir,

      We are writing to you in compliance with the provisions of Section No. 63 of the Listing Regulation in order to report that the Company's Board in the meeting held on August 8th, 2005 approved the financial statements and other documentation corresponding to the six-month period ended as of June 30th, 2005.

      Furthermore, we hereby report the following data (values denominated in million pesos):

1)	Period Income (Loss)

	- Ordinary Income (Loss)	$212
	- Extraordinary Income (Loss)	$ -

2)	Breakdown of Shareholders’ Equity by item and amount:

	- Capital Stock (par value)	$1.746
	- Integral capital stock adjustment	$2,135
	- Legal Reserve	$416
	- Reserve for future dividend	$ 1,626
	- Retained earnings (loss)	$(2,941)
	- Total Shareholders’ Equity	$2,982

Telefónica de Argentina S.A.

3) Find below the Company’s capital stock composition:

Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Company’s Capital Stock

1,091,847,170 (62.5% of capital stock)	654,205,259 (37.5% of capitalstock)	1,746,052,429

     Pursuant to Section 63, we hereby report the data required by Section 62, subsections o) and q). The table below shows the number of shares belonging to the majority shareholder and other shareholders of the Company, which, either directly or indirectly, belong to TELEFÓNICA, S.A.

Shareholder	Address	Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Total Company's Shares

COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.	Av. Ingeniero Huergo 723, PB City of Buenos Aires	1,091,847,170 (62.5% of capital stock)	40,200,000 (2.3% of capital stock)	1,132,047,170

TELEFÓNICA INTERNACIONAL, S.A.	Gran Vía 28, 28013, Madrid, Spain	---------------------	563,159,467 (32.3% of capital stock)	563,159,467

TELEFÓNICA INTERNATIONAL HOLDING BV	Drentestraat 24, BG, 1083HK, Amsterdam, Holland	---------------------	16,542,991 (0.9% of capital stock)	16,542,991

     TELEFONICA INTERNACIONAL S.A. (TISA), a company organized in Spain, holds 99.95% and 12.7% of the shares of the local companies of Telefónica Holding de Argentina S.A. and Compañía Internacional de Telecomunicaciones S.A., respectively.

     Telefónica Holding de Argentina S.A. holds 50% of the shares of Compañía Internacional de Telecomunicaciones S.A.

     The Dutch company Telefónica International Holding B.V. holds 37.3 % of the shares of Compañía Internacional de Telecomunicaciones S.A.

     Finally, Telefónica de Argentina holds 99.99 % of Telinver's shares.

Telefónica de Argentina S.A.

     The table below shows the number of shares that do not belong to the controlling shareholder or group of the Company at closing date of the period ended as of June 30th:

Shareholder	Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Total Shares	% Company’s Capital Stock

Public	----------------	(1) 34,300,446	34,300,446	1.96

(1) Accounting for 5.2% of Class B Common Shares.

4) The impact of the peso appreciation on the consolidated net monetary position in foreign currency amounted to a $109 million profit.

Best regards,

Claudia Ferreyra	Pablo Llauro
Accounting Manager	Attorney

Item 2

Buenos Aires, August 9th, 2005

Messrs.
 Bolsa de Comercio de Buenos Aires

Ref.: Program of Extraordinary Incentives for Management.

Dear Sirs,

     I am writing to you on behalf of Telefónica de Argentina S.A. (the Company), domiciled at Avenida Ingeniero Huergo 723, planta baja, City of Buenos Aires in compliance with the provisions of section 23 of the Listing Regulation of Bolsa de Comercio de Buenos Aires.

     In this connection, please be advised that the Company's Board of Directors approved a Program of Extraordinary Incentives (the Program), the purpose of which is to enhance the Management’s motivation and commitment to achieving operating, business, and financial goals, always in line with the Company's specific interest.

      The Program –on an exceptional basis- will consist of a one-time payment in cash upon completion. The Program will be effective from January 1st, 2005 to December 31st, 2007, and it will benefit those employees who (i) hold, at least, a managerial position, (ii) are selected by the top management of the Company based on criteria related to contribution, strategic relevance, and personal performance; and (iii) continue working upon the Program completion date.

     The incentive amount will be set in terms of the managerial level of each beneficiary and the degree of achievement of the goals assigned to him/her as of December 31st, 2007. The incentive amount will result from multiplying the reference payment (50% of the fixed annual salary amount in cash assigned to the beneficiary for the year corresponding to the Program start date) times the overall achievement level (amount ranging from 0% to 200% based on the degree of achievement of the goals set and their weight.)

     To date, the agreements with the Program beneficiaries have hot been executed yet.

     Yours sincerely,

Pablo Llauro Attorney

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: August 11 , 2005	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel